Tomu, Inc.



ANNUAL REPORT

18450 Showalter Rd. #4

Hagerstown, MD 21742

(202) 967-5012

https://www.tomuhaus.com/

This Annual Report is dated April 11, 2025.

BUSINESS

Tomu, Inc. ("Tomu" or the "Company") is a C-Corporation organized under the laws of the state of Delaware. Tomu, Inc. designs and manufactures premium modular dwellings for leisure and hospitality use. The company sells direct to individual consumers, multi-unit sales to hospitality developers, and internal sales to potential joint-venture development partnerships.

Tomu, Inc. has taken a hospitality-focused strategy to its product and customer base with all onsite work and installation performed by the client's general contractor. This approach allows for less on-site project management and less buyer demand for order customization allowing increased efficiency for production and deliveries at scale.

Originally founded as Meeting Hill Capital, LLC in Washington, DC, Tomu, Inc. was reincorporated in 2022 as a Delaware C Corp. Meeting Hill Capital, LLC was dissolved in 2022.

Intellectual Property

The Company was granted a standard character mark to Meeting Hill Capital, LLC DBA Tomu filed with the USPTO on 21 Jan 2021. In addition to this, Meeting Hill Capital, LLC has applied for an illustration drawing without any words trademark on 21 Sep 2021.

Disclosure

Cheryl Heller, who is currently acting as a Fractional CFO for Tomu, Inc., previously acted as a Fractional CFO for Prajna Strategy, LLC through a contract between Prajna Strategy, LLC and Pillar One Consulting, LLC. In 2022, an action was brought against Prajna Strategy, LLC, its CEO, and Ms. Heller which relates to various alleged employment law, contract and other related violations, each and all of which are strongly disputed by Ms. Heller. The defendants have filed a pleading denying all claims in the action, including those against Ms. Heller. Ms. Heller believes the claims are entirely without merit. In 2023, Prajna Strategy, LLC filed for bankruptcy and, as a result, there was a stay order issued by the court in the 2022 action. The stay for the case remains in place as of the date of this submission.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $98,500.00
Use of proceeds: Operating expenses
Date: September 09, 2024
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $159,706.00
Use of proceeds: Operating expenses
Date: June 30, 2023
Offering exemption relied upon: Regulation CF

**REGULATORY INFORMATION**

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION**

**AND RESULTS OF OPERATION**

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue:

The business can continue to operate for less than 30 days without revenue.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $218,869.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Founder
Amount Owed: $78,628.00
Interest Rate: 3.0%

Creditor: Mimi Kress
Amount Owed: $50,000.00
Interest Rate: 6.0%
Maturity Date: June 23, 2026
Convertible Promissory Note with a 20% discount upon a qualified financing of at least $1,000,000

Creditor: Rick Jones Electric, LLC
Amount Owed: $48,500.00
Interest Rate: 6.0%
Maturity Date: June 23, 2026
Convertible Promissory Note with a 20% discount upon a qualified financing of at least $1,000,000

Creditor: Various
Amount Owed: $159,706.00
Interest Rate: 6.0%
Maturity Date: February 14, 2025
Convertible Promissory Note with a 20% discount or $20,000,000 valuation cap upon a qualified financing of at least $1,000,000

Creditor: Capital Bank/SBA
Amount Owed: $515,008.00
Interest Rate: 9.75%
Maturity Date: June 23, 2033
Amount Owed: $515,008 as of December 31, 2024 Interest Rate: Wall Street Journal Prime rate plus 2.25%, adjusted quarterly SBA 7a Loan

Creditor: Capital Bank/SBA
Amount Owed: $49,990.00
Interest Rate: 11.0%
Maturity Date: June 23, 2033
Amount Owed: $49,990.00 as of December 31, 2024 Interest Rate: Wall Street Journal Prime rate plus 3.5%, adjusted quarterly SBA Line of Credit

**DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES**

Our directors and executive officers as of the date hereof, are as follows:

Name: Chris Osaka

Chris Osaka's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer & Director
Dates of Service: July, 2020 - Present
Responsibilities: Oversees Design, Operations, Brand, Legal, Finance, and HR. Chris receives a salary of $36,000 annually. Chris currently has 83% ownership in Tomu.

Name: Malcolm Johnson

Malcolm Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer
Dates of Service: March, 2021 - Present
Responsibilities: Lead manufacturing and supply chain. Malcolm receives a salary of $80,000 annually and holds 6% equity in Tomu through direct ownership and the employee stock plan.

Name: Darius Kuzmickas

Darius Kuzmickas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Design Officer
Dates of Service: March, 2021 - Present
Responsibilities: Lead product design and engineering. Darius receives a salary of $36,000 annually and has 6% equity in Tomu through direct ownership and the employee stock plan.

Name: Cheryl Heller

Cheryl Heller's current primary role is with Pillar One Consulting . Cheryl Heller currently services 8-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Fractional Chief Financial Officer
Dates of Service: May, 2022 - Present
Responsibilities: Lead all finance and accounting. Cheryl receives compensation of $5000/mo and has 1.4% equity in Tomu through the employee stock plan.

Other business experience in the past three years:

Employer: Pillar One Consulting
Title: Managing Principal
Dates of Service: July, 2008 - Present
Responsibilities: Provide Fractional CFO and strategic financial consulting services

Other business experience in the past three years:

Employer: Hive Wealth
Title: CFO + HR
Dates of Service: June, 2020 - Present
Responsibilities: Leads finance and accounting and HR

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Chris Osaka
Amount and nature of Beneficial ownership: 8,400,000
Percent of class: 83.0

RELATED PARTY TRANSACTIONS

Name of Entity: Chris Osaka
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: As Founder, Chris Osaka has bootstrapped the company as necessary.
Material Terms: Promissory note

Name of Entity: Various
Relationship to Company: Related to company principals
Nature / amount of interest in the transaction: Family members of company principals invested in the Convertible Note previously offered by Start Engine

Material Terms: Convertible Note Amount outstanding: $30,750.00 Maturity Date: February 14, 2025 Interest Rate: 6.0% Discount Rate: 20.0% Valuation Cap: $20,000,000.00 Conversion Trigger: $1,000,000

OUR SECURITIES

The company has authorized Common Stock, Accredited Investor Convertible Note, and Convertible Note - CF 2023. As part of the Regulation Crowdfunding raise, the Company will be offering up to 624,242 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 10,120,000 outstanding.

Voting Rights

One vote per one share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Restricted Stock and Stock Options

The total amount outstanding includes 1,120,000 shares issued pursuant the Equity Incentive Plan.

Accredited Investor Convertible Note

The security will convert into Preferred stock and the terms of the Accredited Investor Convertible Note are outlined below:

Amount outstanding: $98,500.00
Maturity Date: June 23, 2026
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Qualified financing of at least $1M
Material Rights

There are no material rights associated with Accredited Investor Convertible Note.

Convertible Note - CF 2023

The security will convert into Common stock and the terms of the Convertible Note - CF 2023 are outlined below:

Amount outstanding: $159,706.00
Maturity Date: February 14, 2025
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: $1,000,000
Material Rights

There are no material rights associated with Convertible Note - CF 2023.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

New Risk: - Tomu, Inc. is currently engaged in a contractual dispute with a client Tomu is currently engaged in a contractual dispute with a client who entered into an agreement for the purchase of multiple modular units. The client has expressed dissatisfaction and may pursue legal action due to delays in the completion and delivery of their units. These delays have been primarily caused by an unusually lengthy and complex jurisdictional approval process in the state where the units are to be delivered—an external factor outside of Tomu's direct control. Tomu has maintained consistent and transparent communication with the client throughout the process and continues to work diligently toward resolution and delivery. Nevertheless, the outcome of this matter is uncertain and may result in reputational harm, legal action, financial liability, or diversion of company resources. Any adverse result could negatively impact our operations, client relationships, or financial position.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 11, 2025.

Tomu, Inc.

By   /s/ *Chris Osaka*

     Name: Tomu, Inc.

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Christopher Osaka, the CEO of Tomu, Inc., hereby certify that the financial statements of Tomu, Inc. and notes thereto for the periods ending December 31, 2023 and December 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $6,597; taxable income of $-570,424 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 4/4/2025.

BY: DocuSigned by: [signature] F35D48BFB3FB431...

TITLE: CEO

DATE: 4/4/2025

TOMU, INC.

**FINANCIAL STATEMENTS
(UNAUDITED)**

**AS OF AND FOR THE YEARS ENDED
December 31, 2023 and 2024**

TOMU, INC.
Index to Financial Statements
(unaudited)

TOMU, INC.
BALANCE SHEETS
DECEMBER 31, 2023 AND 2024
(unaudited)

	Year Ended December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	218,869	49,232
Accounts Receivable	310,386	62,000
Inventory	889,900	96,129
Total Current Assets	**1,419,155**	**207,361**
Non-Current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	137,002	31,701
Right of Use Asset: Building	1,943,072	727,895
Accrued Interest Income	2,975	-
Security Deposit	19,125	9,112
Total Non-Current Assets	**2,102,173**	**768,708**
TOTAL ASSETS	**3,521,328**	**976,069**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	485,257	159,712
Customer Deposits	2,786,291	291,994
Notes Payable - Related Party	78,628	78,628
Notes Payable	93,437	93,079
Finance Lease Liability - Short Term	3,272	3,272
Operating Lease Liability - Short Term	155,476	50,965
Accrued Expenses	23,777	3,143
Total Current Liabilities	**3,626,137**	**680,793**
Long-Term Liabilities		
Finance Lease Liability - Long Term	1,750	4,774
Operating Lease Liability - Long Term	1,740,211	680,919
Convertible Note - Related Parties	30,750	30,750
Convertible Note	212,788	156,905
Line of Credit	74,990	47,080
Notes Payable	421,571	279,238
Total Long-Term Liabilities	**2,482,059**	**1,199,666**
TOTAL LIABILITIES	**6,108,196**	**1,880,459**
Equity		
Common Stock	95	95
Owner's Investment	240,087	240,079
Retained Earnings	(2,827,050)	(1,144,565)
TOTAL EQUITY	**(2,586,868)**	**(904,390)**
TOTAL LIABILITIES AND EQUITY	**3,521,328**	**976,069**

TOMU, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
(unaudited)

		Year Ended December 31,		
		2024		**2023**
Revenue	$	1,138,919	$	39,378
Cost of Revenue	$	1,638,699	$	32,781
Gross Profit	$	(499,779)	$	6,598
Operating Expenses				
Advertising and Marketing	$	48,895	$	31,306
General and Administrative	$	942,309	$	300,827
Research and Development	$	-	$	81,736
Rent & Lease	$	122,421	$	79,742
Depreciation	$	8,166	$	40,770
Total Operating Expenses	$	1,121,791	$	534,381
Operating Income (Loss)	$	(1,621,570)	$	(527,784)
Other Income				
Interest Income	$	6,595		
Total Other Income	$	6,595	$	-
Other Expense				
Interest Expense	$	67,510	$	46,929
Total Other Expense	$	67,510	$	46,929
Provision for Income Tax	$	-	$	-
Net Income (Loss)	$	(1,682,485)	$	(574,712)

TOMU, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
(unaudited)

	Common Stock			APIC/Member's Equity	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount		$ Amount			
Beginning Balance 1/31/2023	9,000,000	$	90	$ 239,976	$ (569,852)	$ (329,786)
Issuance of Restricted Stock	540,000	$	5	$ 103	$ -	$ 108
Net Income (Loss)	-	$	-	$ -	$ (574,713)	$ (574,713)
Ending Balance 12/31/2023	9,540,000	$	95	$ 240,079	$ (1,144,565)	$ (904,391)
Issuance of Restricted Stock	40,000	$	0	$ 8	$ -	$ 8
Issuance of Common Stock	4,633	$	0	$ -	$ -	$ 0
Net Income (Loss)	-	$	-	$ -	$ (1,682,485)	$ (1,682,485)
Ending Balance 12/31/2024	9,584,633	$	95	$ 240,087	$ (2,827,050)	$ (2,586,868)

TOMU, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
(unaudited)

		Year Ended December 31,		
		2024		**2023**
OPERATING ACTIVITIES				
Net Income (Loss)	$	(1,682,485)	$	(574,712)
Adjustments to reconcile Net Income to Net Cash provided by operations:				
Depreciation	$	8,166	$	40,770
Accounts Receivable	$	(287,862)	$	(62,000)
Inventory	$	(793,771)	$	(96,129)
Accounts Payable	$	365,021	$	11,232
Accrued Liabilities	$	20,634	$	(4,697)
Customer Deposits	$	2,494,297	$	211,120
Other	$	(54,395)	$	1,079
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	1,752,090	$	101,375
Net Cash provided by (used in) Operating Activities	$	69,605	$	(473,337)
INVESTING ACTIVITIES				
Equipment	$	(113,466)	$	(25,928)
Accrued Interest	$	(2,975)	$	-
Security Deposit	$	(10,013)	$	(6,813)
Net Cash provided by (used by) Investing Activities	$	(126,453)	$	(32,740)
FINANCING ACTIVITIES				
Proceeds from Issuance of Common Stock	$	-	$	5
Proceeds from Additional Paid-in Capital/Member's Equity	$	-	$	103
Proceeds from Convertible Notes - Related Parties	$	-	$	30,750
Proceeds from Convertible Notes	$	55,884	$	106,905
Proceeds from Notes Payable & Line of Credit	$	170,601	$	419,397
Proceed from/(Repayment of) Notes Payable - Related Party	$	-	$	(32,372)
Net Cash provided by (used in) Financing Activities	$	226,485	$	524,788
Cash at the beginning of period	$	49,232	$	30,522
Net Cash increase (decrease) for period	$	169,637	$	18,711
Cash at end of period	$	218,869	$	49,233

7

Tomu, Inc.
Notes to the Unaudited Financial
Statements December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Meeting Hill Capital, LLC (dba Tomu) ("the Company") was formed in Washington, DC on July 13th, 2020 and successfully converted into a corporation under the name Tomu, Inc., in the state of Delaware on May 5th, 2022. The Company plans to earn revenue through manufacturing modular dwellings for leisure, short-term rental and hospitality-use. The Company is headquartered in Washington, DC with its customers located across the United States.

The Company conducted a crowdfunding campaign under regulation CF in 2023 and is conducting a subsequent campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily

8

consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company recognizes revenue as the units are completed, under the percentage of completion method. The Company's primary performance obligation is to ensure it satisfies all terms agreed upon with clients. During 2023, the Company had a specific payment schedule in their contracts where the clients paid 30% when the contract was signed, 20% before the Company started building, 40% at the midpoint of the build, and then 10% before the unit left their production facility. A small number of clients requested and were granted a specialized payment schedule. The standard payment schedule was updated in 2024 such that now 20% is due upon contract signing (rather than 30%) and 20% is due for the last payment (rather than 10%).

At the end of each month, the Company's production facility provides the percentage complete for each client project. The Company then recognizes the percentage of revenue associated with that project and the percentage of inventory associated with that project based on the Company's standard project materials cost.

The Company had customer deposits of $2,786,291 as of December 31st, 2024, and intends to fulfill any performance obligations to its customers prior to recognizing revenue as earned.

Inventory

The Company had an inventory balance of $96,129 and $889,900 as of December 31st, 2023 and 2024 respectively primarily consisting of raw materials. The Company values its inventory at the lower of cost or market using the FIFO (First-In, First-Out) method of accounting.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.

Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost
Prototype	5	184,566
Machinery & Equipment	5	39,770
Lease Improvements	15	116,621
Leased Asset - Forklift	5	14,900
Grand Total Cost of Assets	-	**355,857**
Accumulated Depreciation	-	(218,856)
Grand Total Book Value as of 12/31/24	-	137,002

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible. In August of 2024, the Company had a 409a valuation performed which determined the fair market value of the common shares to be $0.52.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Year Ended December 31, 2024	
	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Non-Vested, 1/1/2023	-	$-
Granted	540,000	$-
Vested	222,083	$-
Cancelled and forfeited	-	$-
Non-Vested, 12/31/2023	317,917	$-
Granted	40,000	$-
Vested	151,667	$-
Cancelled and forfeited	-	$-
Non-Vested, 12/31/2024	206,250	$-

Awards are being amortized to expense upon grant when the IRS Section 83(b) election is filed.

Income Taxes

The Company was a pass-through entity in 2021 and therefore any income tax expense or benefit was the responsibility of the Company's owners. As such, no provision for income tax is recognized on the Statement of Operations for 2021.

On May 5th, 2022, the Company successfully converted from an LLC into a corporation under the name Tomu, Inc., in the state of Delaware.

The Company is now subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including

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future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had a demand promissory note of up to $250,000 at 3% interest with its founder. The balance of the promissory note was $78,628 as of December 31st, 2023 and 2024.

The Company has entered into several convertible note agreements for the purposes of funding operations with related parties totaling $30,750. The interest on the notes ranged from 6% to 10%. The amount is to be repaid at the demand of the holder prior to conversion with maturities in 2025. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. Conversion into preferred shares shall occur if a qualified financing of at least $1,000,000 occurs prior to maturity. Outstanding notes will automatically convert at the $20M valuation upon maturity.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Rent and Lease

The Company leased its warehouse space under a year-by-year operating lease requiring monthly payments of $2,300 during 2022. The lease expired on January 31, 2023, but was subsequently renewed and the new lease expired on January 31, 2024.

The Company entered into a lease of its current production facility comprising approximately 15,000 rentable square feet on August 11, 2023, to begin August 14, 2023. This lease expires on August 31, 2028. Additionally, there is one five-year extension option available. A security deposit of $6,813 was paid. The monthly base rent for the first year was $6,813 and monthly expense rent for the first year was $1,187.50. There is a 3% increase in base and expense rent each year.

On January 23rd, 2024, the Company entered into an amendment to their 2023 facility lease to expand the leased sq ft in the same facility as the lease entered into in 2023. This also resulted in the following: starting May 1st, 2024, the Company will pay Expense Rent of $1,089 per month, increasing 3% annually on September 1st, each year. Beginning November 1st, 2024 (or earlier if the Company defaults), the Company will also pay Base Rent of $5,500 per month, with a 3% annual increase starting September 1st, 2025. Both rents are payable in advance on the first of each month throughout the lease term. Beginning August 1st, 2024 (or earlier if the Company defaults), the Company will pay Base Rent of $6,813 per month, increasing 3% annually starting September 1st, 2024. Additionally, starting on the Front Expansion Commencement Date, the Company will pay Expense Rent of $1,188 per month, also increasing 3% annually on September 1st, each year.

The following footnote presents information about the Company as of December 31, 2023.

FASB ASC 842 Footnote

Lease Expense	Year Ending 2024-12
Finance lease expense	
Amortization of ROU assets	-
Interest on lease liabilities	-
Operating lease expense	77,078
Short-term lease expense*	-
Variable lease expense	-
Sublease income*	-
Total	77,078

Other Information	
(Gains) losses on sale-leaseback transactions, net *	-
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	51,379
ROU assets obtained in exchange for new operating lease liabilities	1,991,872
Weighted-average remaining lease term in years for operating leases	8.67
Weighted-average discount rate for operating leases	4.5

Maturity Analysis	Operating Lease
2025-12	85,036
2026-12	87,592
2027-12	90,220
2028-12	92,924
2029-12	95,725
Thereafter	375,799
Total undiscounted cash flows	827,296
Less: Imputed Interest	(146,279)
Total lease liabilities	681,017

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NOTE 5 – LIABILITIES AND DEBT

Notes Payable, Line of Credit, and Convertible Notes:

On June 23rd, 2023, the Company entered into an SBA loan with Capital Bank for which they received $560,000. The loan accrues interest at the Wall Street Journal Prime rate plus 2.25% (initially 10.50%), adjusted quarterly. The Company must pay principal and interest of $7,786 every month beginning 7 months after the month the loan was dated until fully paid off estimated to be at maturity in 2033. The balance of the loan was $372,317 as of December 31st, 2023. The SBA Loan continued to increase in 2024 until it reached the full principal amount. The balance of the loan was $515,008 as of December 31st, 2024.

On June 23rd, 2023, the Company entered into a Line of Credit agreement for which they received $50,000. The loan accrues interest at the Wall Street Journal Prime rate plus 3.5% (initially 11.75%), to be adjusted monthly. For the first 60 months, the amount will act as a revolving line of credit. After the first 60 months, the existing amount will automatically term-out as a 60 month term loan. The balance of the line of credit was $47,080 and $49,990 as of December 31st, 2023 and 2024, respectively.

Convertible Notes - The Company has entered into a convertible note agreement for the purposes of funding operations. The interest on the notes ranged from 6% to 10%. The amount is to be repaid at the demand of the holder prior to conversion with a maturities in 2025 and 2026. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. Conversion into preferred shares shall occur if a qualified financing of at least $1,000,000 occurs prior to maturity. Outstanding notes will automatically convert at the $20M valuation upon maturity.

See Note 3 – Related Party Transactions for details of loan entered into with its founder.

Debt Principal Maturities 5 Years Subsequent to 2024*

Year	Amount
2025	253,143
2026	191,937
2027	93,437
2028	93,437
2029	93,437
Thereafter	93,437

Leases Payable:

In June of 2021, the Company entered into a finance lease to obtain the right to use a forklift totaling $14,900. The lease term is 60 months with estimated monthly lease payments of $272.73. The balance of the lease payable was $5,023. The economic substance of this lease is that the Company is financing the acquisition of the asset through the lease, and, accordingly, it is recorded in the Company's assets and liabilities.

The following is an analysis of the leased assets included in Property and Equipment:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Leases Asset - Forklift	5	14,900	10,430	-	4,470

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Minimum Lease Payments 5 Years Subsequent to 2024

Year Ending December 31,	Payment
2025	3,273
2026	1,750
2027	-
2028	-
2029	-
Thereafter	-

NOTE 6 – EQUITY

On May 5th, 2022, the Company successfully converted from an LLC into a corporation under the name Tomu, Inc., in the state of Delaware.

The new corporation is authorized to issue 25,000,000 common shares at a par value of $0.00001 per share. 9,000,000 shares were issued at the time of conversion. In 2023 and 2024, the Company issued an additional 540,000 and 40,000 restricted shares, respectively. As a result of the Company's 2023 Regulation CF crowdfunding campaign, the Company issued 4,633 shares to StartEngine Capital, LLC. The Company had 9,584,633 issued and 9,378,383 outstanding as of December 31st, 2024. Additionally, in 2024, the Company issued 520,000 stock options, none of which has vested prior to December 31st, 2024.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 27, 2025 the date these financial statements were available to be issued.

In Q1 of 2025, the Company is preparing to enter into its 2nd crowd funding campaign under regulation CF.

In February 2025, the convertible notes issued through the 2023 Regulation CF crowdfunding campaign converted into common stock.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

CERTIFICATION

     I, Chris Osaka, Principal Executive Officer of Tomu, Inc., hereby certify that the financial statements of Tomu, Inc. included in this Report are true and complete in all material respects.

Chris Osaka

CEO